EXHIBIT 97.1

RP-36: INCENTIVE COMPENSATION
CLAWBACK POLICY
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POLICY STATEMENT

The Board of Directors (the “Board”) of Darden Restaurants, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this Incentive Compensation Clawback Policy (this “Policy”), which provides for the recoupment of certain executive compensation in the event of a restatement of the Company’s financial statements.

The Compensation Committee (the “Committee”) of the Board shall have full authority to administer, interpret and enforce this Policy in accordance with its business judgment, and any determinations made by the Committee shall be final, conclusive and binding on all interested parties. However, the independent members of the Board shall administer, interpret and enforce this Policy with respect to the Chief Executive Officer and any other Executive Officer who is also a member of the Board, and references in this Policy to “the Committee” shall be deemed to be references to the independent members of the Board with respect to such individuals.

COVERED EMPLOYEES

This Policy applies to current and former Executive Officers of the Company. “Executive Officer” means any person who is or was designated by the Board as an “officer” of the Company as defined in Rule 16a-1 for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Policy shall be binding and enforceable against Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee may require that any employment agreement, equity award agreement or similar agreement shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy, even after such Executive Officer is no longer employed by the Company.

INCENTIVE COMPENSATION

For purposes of this Policy, “Incentive Compensation” means any compensation, including performance bonuses and long-term incentive awards (in each case, including cash, performance stock units or other stock-based awards), paid, granted, earned or vested based wholly or in part on the attainment of a Financial Reporting Measure. “Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, Incentive Compensation does not include any bonuses or long-term incentive awards paid, granted, earned or vested based solely on continued employment through one or more specified dates or otherwise solely time-based, such as stock options or restricted stock units that vest solely on the basis of the passage of time.

CLAWBACK AND FORFEITURE UPON FINANCIAL RESTATEMENT

A.Notwithstanding the provisions of any compensation or incentive plan, policy or practice, or any award agreement or similar document relating to a specific grant or award of Incentive

Compensation, for an individual who is or was an Executive Officer at any time on or after the date on which a grant or award of Incentive Compensation is made, in the event of an Accounting Restatement, the Company will require the Executive Officer to, and the Executive Officer shall immediately upon a demand therefor, repay to the Company any and all Erroneously Awarded Compensation Received in accordance with applicable New York Stock Exchange (“NYSE”) rules and Rule 10D-1 under the Exchange Act as follows:

(1)After an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer of the amount of any Erroneously Awarded Compensation and demand the repayment or return of such Erroneously Awarded Compensation, as applicable. Recovery under this Policy with respect to an Executive Officer shall not require the finding of any misconduct by such Executive Officer or such Executive Officer being found responsible for any accounting error leading to an Accounting Restatement.

(2)For Incentive Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive Compensation was Received. The Company shall maintain documentation of the determination of any such reasonable estimate and provide the relevant documentation as required to the NYSE.

(3)Subject to the requirement that recovery be made reasonably promptly, the Committee shall have sole discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances, which means of recovery may vary, without limitation, between Executive Officers or based on the nature of the applicable Incentive Compensation. To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, any such reimbursed amount shall be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(4)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. Without limiting the generality of the immediately preceding sentence, the Company shall have the right to sue for repayment and enforce the Executive Officer’s obligation to repay through the reduction or cancellation of outstanding and future incentive compensation. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

B.Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section A above if the Committee determines that recovery would be impracticable and either of the following conditions is met:

(1)The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt and provide such documentation to the NYSE.

(2)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

C.The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).

ADDITIONAL DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

A.“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
B.“Clawback Eligible Incentive Compensation” means all Incentive Compensation Received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).
C.“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
D.“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
E.“Received” means, with respect to any Incentive Compensation, actual or deemed receipt, and Incentive Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation to the Executive Officer occurs after the end of that period.
F.“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

AMENDMENT

This Policy may be amended by the Board from time to time in its discretion.

NON-EXCLUSIVITY

Nothing in this Policy shall be viewed as limiting the right of the Company or the Committee to pursue recoupment under or as provided by the Company’s plans, awards or employment agreements or the applicable provisions of any law, rule or regulation (including, without limitation, Section 10D of the Exchange Act or Section 304 of the Sarbanes-Oxley Act of 2002), or stock exchange listing requirement (and any future policy adopted by the Company pursuant to any such law, rule, regulation or requirement). Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment at law or in equity that may be available to the Company.

Any action or inaction by the Committee with respect to an Executive Officer under this Policy in no way limits the Committee’s actions or decisions not to act with respect to any other Executive Officer under this Policy or under any similar policy, agreement or arrangement, nor shall any such action or inaction serve as a waiver of any rights the Company may have against any Executive Officer other than as set forth in this Policy.

The version of this policy in effect immediately prior to September 19, 2023 shall apply with respect to any Incentive Compensation Received by an Executive Officer on or before October 1, 2023.

Adopted June 22, 2017
Amended September 19, 2023